Mr Donald Walker

Sr. Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

23 February 2007

Dear Mr Walker

HSBC Holdings plc

Form 20-F for the fiscal year ended December 31, 2005

Filed March 20, 2006

File No. 001-14930

We refer to your letter of February 7, 2007 which set out your additional comments on the above-referenced filing. Our responses are as set out below.

Form 20-F for the fiscal year ended December 31, 2005

Note 42 – Litigation Page 330

1. We note your response to comment four of our letter dated December 8, 2006, that management concluded no individual item was sufficiently material to warrant individual disclosure. Please tell us how you considered the disclosure requirements of paragraph 86 of IAS37 when concluding that there were not contingent liabilities to be disclosed on an aggregated basis, including how you defined the classes of contingent liabilities. In summary form, please describe for us the nature and status of pending legal or regulatory actions, your estimate of likelihood regarding settlement, and quantify your estimate of your potential maximum exposure or range of exposure if determinable.

Response:

IAS37 Paragraph 86 requires that, ‘Unless the possibility of any outflow in settlement is remote, an entity shall disclose for each class of contingent liability at the balance sheet date a brief description of the nature of the contingent liability and, where practicable:

(a)	an estimate of its financial effect, measured under paragraphs 36-52
(b)	an indication of the uncertainties relating to the amount or timing of any outflow; and
(c)	the possibility of any reimbursement

As we stated in our letter of 30 January 2007, the nature of legal and regulatory actions against HSBC is extremely varied. In most cases the outcomes are very difficult to predict, as explained below in more detail. As a result of this diversity in nature and difficulty of measurement, HSBC does not regard litigation exposure as a single class of contingent liability for which an appropriate financial estimate can be made. HSBC’s historical experience is that the actual liabilities incurred on litigation exposures are immaterial in the context of the amounts of the original claims, and, in aggregate, in the context of the financial position and results of HSBC. The existence and general nature of litigation exposures is referred to in Note 42, ‘Litigation’, with a statement that none of the legal proceedings being taken against the Group is regarded as material litigation.

For those litigation exposures which are probable (more likely than not to involve an outflow of benefits to settle an obligation) and measureable with sufficient reliability, HSBC is able to estimate the financial effect as required by IAS37 paragraph 36. HSBC makes provisions for such litigation exposures using its best estimate of the amounts required to settle the obligation, and includes these within Note 30 on the Financial Statements, ‘Provisions’. However, it is not practicable for HSBC to estimate the financial effect of litigation contingent liabilities in the same way. The nature of contingent litigation exposures is such that potential claims may remain unquantified for significant time periods, the amounts of claims are often opportunistic or have little basis in law, and the eventual outcomes cannot be foreseen on an individual basis with any certainty. In particular, it is not possible to distinguish in any objective quantified way that part of an exposure that is possible (but not probable) from that part that may be remote. It would be impossible to form a consistent quantified measure of possible exposures across such a diverse range of different exposures to enable meaningful aggregation.

Paragraph 86 requires disclosure of an estimate of the financial effect of each class of contingent liability where practicable. Even if litigation exposures were regarded as a separate class of contingent liability, for the reasons set out above, it would not be possible to calculate a meaningful estimate of the aggregate financial effect, nor provide anything but a very general comment regarding the uncertainties relating to the amounts or timing of possible outflows, or the possibility of any reimbursement.

While it is not practicable to measure reliably the exposure in respect of litigation contingent liabilities, HSBC does carry out a review of litigation exposures as described in our response of 30 January 2007. Regional legal departments are notified of all claims brought against their operations, and Group Head Office legal department is notified of any claim above US$5 million, and all actions of a regulatory or criminal nature. This information includes an assessment of whether outflows in settlement of litigation exposures are probable. From this information, management were able to determine that such exposures, both individually and in aggregate, would be highly unlikely to have a material effect on the Group’s financial position at December 31, 2005 or the results for the year ended December 31, 2005.

Taking into account your comments of December 8 2006 and February 7 2007, HSBC believes that its disclosure regarding Litigation could be made more informative in the light of the above issues. Accordingly, we propose the following wording for incorporation in the Form 20-F for the fiscal year ended December 31, 2006.

42	Litigation
HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US, arising out of its normal business operations. HSBC considers that none of the actions is regarded as material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of litigation. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practicable to do so.

Confirmations

We confirm that:

-	HSBC Holdings plc is responsible for the adequacy and accuracy of the disclosure in its filings;
-	Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
-	HSBC Holdings plc may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely